Filed by Ligand Pharmaceuticals Incorporated

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Ligand Pharmaceuticals Incorporated

Commission File No: 001-33093

The following is a transcript of Ligand Pharmaceuticals Incorporated’s third quarter financial results and business update conference call conducted on the afternoon of November 5, 2009.

Ligand has filed with the SEC and intends to ask the SEC to declare effective a Registration Statement on Form S-4, which includes a proxy statement of Neurogen Corporation and other relevant materials in connection with the proposed Neurogen business combination, and intends to file with the SEC a Registration Statement on Form S-4, which will include a proxy statement of Metabasis Therapeutics, Inc. and other relevant materials in connection with the proposed Metabasis business combination. The proxy statements will be mailed to the respective stockholders of Neurogen and Metabasis. Respective investors and security holders of Neurogen and Metabasis are urged to read the proxy statements and the other relevant materials when they become available, before making any voting or investment decision with respect to the proposed transactions, because they will contain important information about Ligand, Neurogen/Metabasis and the applicable proposed transaction. The proxy statements and other relevant materials (when they become available), and any other documents filed by Ligand, Neurogen or Metabasis with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Ligand by going to Ligand’s Investor Relations page on its corporate website at www.ligand.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Neurogen by going to Neurogen’s Investors page on its corporate website at www.neurogen.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Metabasis by going to Metabasis’ Investors page on its corporate website at www.mbasis.com.

Operator:	Good afternoon. My name is (Christie) and I will be your conference operator today. At this time, I would like to welcome everyone to the Ligand third quarter conference all. All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks there will be a question-and-answer session. If you would like to ask a question during that time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question press the pound key. Thank you.

I would now like to turn today’s conference over to Ms. Erika Luib of Investor Relations.

Erika Luib:	Thanks, (Christie). Welcome to Ligand’s Third Quarter Financial Results and Business Update Conference Call. Speaking today are for Ligand are John Higgins, President and CEO; John Sharp, Vice President of Finance and CFO; and Dr. Martin Meglasson, Vice President of Discovery Research. A slide presentation for this conference call is also available in the Investor Relations section of Ligand’s Web site at www.ligand.com.

Before we begin I would like to remind everyone that today’s call will contain forward-looking statements within the meaning of federal securities laws. These may include but are not limited to statements regarding intent, belief, or current expectations of the company, its internal and partner programs and its management. These statements involve risk and uncertainties and actual events and results may differ materially from the projections described in today’s third quarter press release and its conference call due to various factors including by not limited to failure of Neurogen and Metabasis stockholders to approver the mergers; Ligand’s, Neurogen’s or Metabasis’s inability to satisfy the conditions of the merger; or that the merger is otherwise delayed or ultimately not consummated and a failure of the combined businesses to be integrated successfully.

Additional information concerning risk factors and other matters concerning Ligand, Neurogen and Metabasis can be found on the respective current annual reports on Form 10-K as well as their other public periodic filings with the Securities and Exchange Commission which are available at www.sec.gov.

The information on this conference call related to projections or other forward-looking statements represent the company’s best judgment as of today, November 5, 2009. Ligand undertakes no obligation to revise or update any statements to reflect events or circumstances after the date of this conference call. At this time, I’ll turn the conference call over to John Higgins.

John Higgins:	Erika, thank you for introducing the call and reading through those disclaimers. I’d like to welcome everybody to the call today, this afternoon and for those who will listen to this on replay as well.

We’ve had a busy past few months no doubt. The months have been filled with company achievements, positive developments with our partnerships and some important announcements for two pending acquisitions. Plainly, I’ll say Ligand is doing well and as we look towards the last couple of months of 2009 we feel good about the business and the assets we are assembling.

For this call I will have some brief introductory remarks and John Sharp our CFO will then provide commentary on the financial results. After that, in light of all of the recent developments and our pending acquisitions we will have a presentation with slides that will help frame our business strategy, highlight the recent pending acquisitions and lay out the assets we have. For those in front of a computer the slides are available by going to our Web site at ligand.com.

Now, as I mentioned, the business is doing well. To start with, we had a very solid quarter financially. Revenues are up 50 percent over the same period last year while expenses are essentially flat despite the significant addition of programs from the Pharmacopeia acquisition. Furthermore we finished the quarter with a strong cash position given our business outlook.

On the partner front there have been numerous positive developments with our partners programs over the last few months. Notably Pfizer just notified us they are extending their JAK-3 research program with us by another year. This deal was originally with Wyeth and now following Pfizer’s recent acquisition of Wyeth Pfizer is extending the program to the end of 2010 which will yield us $3.1 million in research payments.

Pfizer clearly has had success with their JAK-3 program and have demonstrated a big commitment to this category. The research extension is meaningful to Ligand as we are eligible for potentially 175 million in milestone payments as well as a double digit percentage royalty on future potential sales under the collaboration.

Now in regard to PROMACTA regulatory updates GSK filed an NDA in Japan last quarter on ITP and an MAA is pending approval in Europe as well for ITP. And on other GSK news this past quarter we received a half-a-million dollar payment for another research collaboration.

Another research partnership development we announced is that we’ve confirmed we are eligible for a new potential royalty from research we formerly licensed to Exelixis. There are now three possible royalties we could from this license with Exelixis. All three programs are developed or in development partnerships with larger pharmaceutical companies specifically Pfizer, Bristol-Myers and Daiichi Sankyo. All programs, again, in development by those companies that we are now confirming will have the chance to earn royalties from.

Finally, over the past few months we announced two acquisitions for Ligand. Now, we are very pleased with the business we are running and the assets we are assembling. And we believe that both Neurogen and Metabasis are an excellent fit for our company. It was less then a year ago that we closed our acquisition of Pharmacopeia. And as I will discuss in the presentation in a little while that acquisition so far has been a true success of Ligand and helps illustrate the value of these deals. With that, I’ll turn it over to John for a financial review.

John Sharp:	Thanks, John. Jumping right into the financial results. Total revenues for the third quarter of 2009 were $7.9 million compared with $5.2 million for the third quarter of 2008. The increase in revenues of $2.7 million is due to $6.3 million in collaboration revenues resulting from agreements acquired from Pharmacopeia partially offset by a $3.6 million decrease in royalty revenues due to the change in the contractual royalty rate from Avinza from 15 percent down to 5 percent that became effective in the fourth quarter of 2008.

Research and development expenses in the third quarter were $9.9 million compared with $6.2 million in the third quarter of 2008. The increase of $3.8 million is primarily due to the cost of servicing our collaboration agreements offset by lower costs associated with our internal programs. Research and development costs for the third quarter of 2009 including $1.1 million of asset impairment charges related to the termination of our research collaboration with Schering-Plough Corporation.

General and administrative expenses in the third quarter of 2009 were $2.4 million compared with $5.9 million in the third quarter of 2008. The decrease of $3.5 million is primarily due to legal costs as several ongoing legal disputes were resolved in early 2009.

As we look at our continuing business operations a primary focus of our business strategy is strong financial management. Here at Ligand we are continually looking for ways to be more efficient and reduce spending. These efforts are evident by the fact that despite having added an east coast facility from Pharmacopeia as well as the additional costs of servicing our collaboration agreements, our total operating expenses excluding lease termination costs for both the third quarter as well as year-to-date were virtually flat in 2009 compared to 2008.

We also announced in the third quarter of 2009 that we entered into a lease termination agreement for our facility here in San Diego. As a result, during the quarter, we recorded lease termination costs of $15.2 million which includes the net present value of the lease termination payments of $14.3 million and $0.9 million of other costs associated with the lease termination.

As a result of the lease termination during the third quarter, we also recognized $20.4 million of accretion of deferred gain on sale lease back. With the many changes that have taken place at Ligand over the past two to three years we found ourselves with a considerable amount of excess space and long term commitments. In early 2008 we successfully sublet one of our buildings for its remaining lease term. And now with this lease termination we were able to downsize into an appropriate sized facility for our current needs. And while the agreement calls for $14 million to be paid over the next two years we will see significant long term savings as we expect our facility costs to go down by over $3 million a year.

Our total net income for the third quarter of 2009 was $1.8 million or two cents per share; excluding the $15.2 million of lease termination costs and the $20.4 million of accretion of deferred gain on sale lease back we had a net loss in the third quarter of $3.4 million or three cents per share. Compared with the net loss of $18.1 million or 19 cents per share in the third quarter of 2008.

Income from continuing operations in the third quarter of 2009 was $1.1 million or one cent per share compared with the loss from continuing operations of $9.1 million or 10 cents per share in the comparable 2008 quarter.

Income from discontinued operations in the third quarter of 2009 was $0.7 million or one cent per share compared with the loss from discontinued operations of $9 million or nine cents per share in 2008. As of September 30, cash, cash equivalents, short term investments and restricted investments totaled $45.5 million.

Now turning to our outlook for the remainder of the year we expect 2009 full year revenues of approximately 33 to $34 million consisting of approximately $12 million of non cash deferred revenue; royalty payments from sales of Avinza and PROMACTA; revenue from a collaboration agreements; and potential milestone payments from existing corporate partners.

For the fourth quarter of 2009 we anticipate total operating costs will be between 12 and $13 million including non-cash expenses of approximately $2 million. We currently project to finish 2009 with approximately $50 million in cash assuming the acquisition of Neurogen is completed before year end.

And for 2010, we currently forecast that our operating expenses will be approximately 30 to $35 million and that revenues will be projected to be at approximately the same level as forecasted expenses for 2010. This revenue outlook does not include license or milestone payments from any potential new license agreements.

And with that I will turn the call back over to John Higgins.

John Higgins:	John, thank you. Now, again, I’d like to direct any investors who are in front of a computer to our Web site ligand.com and I have some remarks as well as Martin Meglasson, our head of discovery research that we’ll make off of a slide presentation.

What we want to do is share with our strategy, the business we’re running. We’ll get some highlights on these pending acquisitions and give you a picture of the business, a business that we are very excited about. One that has developed nicely over the past year. And I believe that once we look at these slides, the story will really come into focus.

Turning to slide five of the presentation there’s the simple summary of Ligand strategy. There are four main bullets here. Each one is important and I believe that we’re very true to our strategy. First, we’re investing in promising large market research programs. We are a biotech research company. Our focus is on quality early stage programs. We do drug discovery. We’ll advance into animal pharmacology, phase one maybe early phase two trials. We have clear success as a biotech company. That is, I think, indisputable as a drug research company and clearly a way we’re going to continue to drive value for shareholders.

Secondly, we’re looking to acquire high quality fully funded partnered assets. We are in a very unique market environment. The capital markets have been, in many ways, unforgiving to a lot of small cap biotech companies. These are otherwise companies with good assets, good partnerships, good technology that have really struggled over the past year or two in this equity environment. This has given us what I will describe virtually as a once in an industry window of opportunity to consolidate high quality programs through acquisitions.

As we’ll discuss later, we think this is important because as to my next point it is a goal of ours to assemble a broad portfolio of assets. We want to have a business that has as many shots on goal as possible. That is diverse and that is rich in opportunity.

As we go through this presentation I believe you will be convinced that we have many partners, many indications under development and many different molecules that are being advanced. Not everything is going to work for sure. We understand that. But by having assembled this portfolio we believe that we’ve got a broad and diverse upside.

And finally, as much as we’re making investments in assembling a portfolio we know we need to run an efficient business that’s not dependent on the equity markets. Investors, the capital markets are very, very important no doubt but small companies that get stuck in terms of their capitalization and have to finance at the wrong time often have a very punishing impact on their valuation.

The bottom line is in the box on this slide is that we believe this is a strategy that will maximize the long-term potential returns for shareholders while minimizing the risks. We also believe that Ligand is uniquely qualified to drive this strategy. And I say that because we have clear research success. We have a balanced business that has grown over time. And we have the management experience to successfully integrate these assets and companies.

Moving to slide six this is a slide that simply illustrates the two main components of Ligand’s company. There is a lot going on here, but this is actually fundamentally a very simple business. The first part of our business is an incredibly rich portfolio of partnerships. We have deals with nine companies. This used to be more companies. We’ve had mergers with Wyeth and Schering-Plough now consumed by Pfizer and Merck but we have deals today with nine major companies. Thirty-three programs are in full funded research and development partnerships.

We may be doing some of the research for these companies but we’re being paid to do it. Most of the research and development is being paid internally by our partners. We now have a chance to earn more than $700 million in potential milestones based on success. And also potential royalties on products some of which have very, very long remaining patent lives. I have a couple more slides later in this presentation but, again, this is one pillar of our company that we are very proud of.

The second pillar is our R&D engine. This is what Ligand was founded on near 20 years ago. We have had clear success. The core technology, we are a drug discovery company. We have Ligand dependent gene expression assays and combinatorial screening technologies. We now, having partnered out many of our earlier stage programs in the past, we still possess a very robust portfolio of development stage assets.

We have a Phase I androgen receptor modulator program, a SARM program for muscle wasting and frailty as well as a variety of pre clinical programs. These are targeting big markets, anemia, diabetes, cognitive disorders, a basket of indications we’re excited about.

And finally, our research efforts are focused on the development activities, the discovery and development activities to support future partnering. Individually each – or either of these components we believe is compelling for investors. Combined, we believe this creates a balance and vary powerful platform to potentially drive value for shareholders.

Moving on to page seven before I get into a little more detail around Ligand’s business I want to share just a few perspectives that we have on the challenges this industry faces and again why Ligand has a unique business approach to addressing these challenges head on. The first, and again, any biotech investors I’m sure will recognize these issues. They are not original in terms of our thinking but they’re worth talking about in terms of how we are addressing them.

The first is the issue of binary risk. The reality is medical research, many programs, most programs I’ll say, don’t work out. When research does work out and the products make it to market the medical benefits and the financial reward can be very significant. But the fact is companies often have binary risk. There’s one or two main programs that drive the majority of value. We’re addressing that by building a diverse portfolio of partnered assets.

As with other companies, so too with Ligand, not all of our programs or partnerships are going to work out but if we have a broad balanced portfolio with partnerships and different indications we believe that will maximize our change for upside.

Another issue is a big exposure to capital markets risk. Clearly, we’re addressing that head on by protecting our cash and seeking collaboration revenue to help offset any dilution we might otherwise incur.

Another factor is often small companies don’t have a track record. They’re doing good research but they have not discovered the drug. They have not successfully advanced to market approval or perhaps they haven’t entered licensing deals. In all of those areas, we have very strong credentials and believe that we can build upon that.

And finally, another challenge the industry has with some companies is undisciplined spending. Companies often overbuild, they get overextended. In Ligand’s case, we’re tightly managing our spending and we try to give as much financial transparency as possible. We’re keenly aware of the challenges, the interesting phases and we’re proactively running to minimize or avoid them. So that when we do have success the upside can be transferred to our shareholders.

Now, moving on to slide eight, I do want to just comment a bit on the two pending acquisitions. We’ve announced a deal to acquire Neurogen, a Connecticut based company and Metabasis more recently, a San Diego based company. Two public companies that historically have had a very exciting and rich history. They have had strong investors. They’ve been well capitalized in the past. They’ve had very good investors frankly and great science.

Their businesses have evolved over time and both companies in discussion with Ligand obviously have arrived at what we believe to be very attractive transactions for shareholders at both Ligand and these respective companies. In the case of Neurogen, what Neurogen will contribute to Ligand is one, a partnership with Merck. This is a fully funded partnership for the VR1 target which is a target that is focused on the pain market. There’s significant potential milestones and back end royalties if that program is successful. The pipeline programs primarily focus on cognitive disorders. They’ve got an attractive array of drug research assets and also significantly at close we believe we will get cash and tax assets as well.

In the case of Metabasis a different company, a different market focus but a similar basket of assets. They have a what we believe to be a very exciting partnership with Roche for hepatitis C. This is a huge category. There’s significant research across a variety of targets, a very important medical market. It’s an early stage deal but one that, again, has attracted royalties and back end milestones. They have an equity stake in a small private company. They have a pipeline program for diabetes, hyperlipidemia and some other indications as well as drug research assets.

Both of these companies, again, they bring a nice complement, a nice balance of partnered assets and pipelines, some drug discovery assets that, again, will fit very nicely into Ligand.

Turning to slide nine, I’d like to just comment on Pharmacopeia. This is a company that we acquired less than a year ago. It is now fully integrated and I’ll say very successfully integrated into Ligand. We are now clearly one company. We still run the research out of their office in Princeton. But this is a deal that if we look just at the last nine months we’re very pleased with what this company has brought to Ligand and we do believe it is an illustration of the value and the power of acquiring companies in this market.

If we look at the history we believe Ligand has emerged as a stronger, more diverse company, with substantially greater upside. The recent achievements, GSK has advanced a couple of their programs to identify leads. Schering-Plough has an Alzheimer’s research program, a beta secretase program. They have advanced that. We receive a $1 million milestone off that. I’ve already acknowledged that Pfizer is now extending this.

They have affirmatively extended – not just continued but actually extended the research for the JAK-3 program. We entered a new drug research screening deal earlier this year. And all in we’ve received more than $10 million in milestone and research payments. I think by any measure this has been a successful integration and we’re proud of these achievements.

As we look at potential future news Schering-Plough may potentially have Phase II data on CXCR2. BMS may have Phase II data on their P38 program. GSK is also working on potentially declaring some other drug candidates as well. These are some programs but there are others as well that may earn us milestone payments for various partnering events.

This was a creative deal. It was well structured. It’s worked out well for Ligand. We are pleased to be able to pursue other opportunities like Neurogen and Metabasis that we believe could provide similar opportunities to expand our business.

Moving to slide 10 now let’s get back and look at what the business, what Ligand looks like if we focus on the two pillars of our business, the partnership portfolio and then the R&D engine. On the partnership portfolio on slide 10 this is a simple slide but it really drives home the richness of the program. We have partnerships with undoubtedly the largest companies doing medical research, the largest pharmaceutical companies targeting the largest markets. GSK, Pfizer, Merck, Bristol Myers, Roche. On the list just a week ago was also Wyeth and Schering-Plough. Now, those programs are assumed under Pfizer and Merck. The markets of thrombocytopenia, osteoporosis, Alzheimer’s, cancer, hepatitis, COPD, again, a very impressive and diverse array of medical indications that are being driven we believe in quality partnerships by these companies.

Turning to slide 11, this a pie chart that when you look at the details, the individual line items of all of these programs frankly, it’s a long list. And there’s a lot of information there. But this pie chart, I think, very simply illustrates the value and the balance of our portfolio. Under partnership there are 33 programs in development. Just over a third are early stage, pre clinical. That’s the feeder for advancing into the clinical stage.

However, notably over half of these 33 programs are in human clinical development, Phase I, Phase II or Phase III. These are being driven by, again, over eight companies. There are approximately two dozen indications that are being targeted. Again in certain cases there are still very long very remaining patent lives. Of note two products are earning us royalties right now, two more are pending – have been approved and may be launched in the near term.

Plainly I’ll say that I’m not aware of any company anywhere near our size, our valuation, that has such a robust or impressive roster of partnered programs.

Turning to slide 12, this is just a remark or two about our R&D engine, the other pillar of our business. As we look at what we’re doing internally, what are we doing to drive our research that may yield new partnerships internally? There are five lead programs that we’re looking at. Now, of course, a few of these programs will come to us presuming the Neurogen and Metabasis acquisitions close, but these are important targets. SARM, the androgen receptor and oral EPO, very large markets for muscle wasting and anemia.

The other areas, the H3 has been well researched by other companies. That’s targeting cognitive disorders. And Metabasis will bring us a TR beta program for hyperlipidemia and Glucagon for diabetes. Martin Meglasson will give a little more detail on all five of these programs in his remarks.

And my last slide is slide 13, just to leave you with before I hand it over to Martin. Again, just a final remark about our R&D engine. The results we have, what we believe demonstrates our success but also gives us the credibility to make the decisions what to fund and drive forward for potential partnering. Five molecules that we have discovered or co-discovered have been approved. And currently three are on the market. That is a very impressive recover that may be unparalleled by any other company our size.

The other two that have been approved that are not on the market are potentially pending launch both were approved earlier this year in Europe for osteoporosis. Ligand has entered over 15 licensing deals in our history. And the most recent deal was struck with GSK for a thrombocytopenia target for a drug that we discovered. It was an attractive deal with a large back end royalty.

Again, we’re pleased with the balance of the business. We think we’ve got the strategy for this market and believe the business is doing well. With that though, I’d like to turn it over to Martin to give some more highlights on our research activities.

Martin Meglasson:	Thanks, John. Ligand conducts two wholly owned research programs in addition to numerous programs that are already partnered with big pharma companies. I will update you on our internal research programs today.

Turning to slide 15 the rationale for our selective androgen receptor modulator or SARM program as described. This program aims to treat muscle wasting diseases. As shown by the CAT scans on the right side of the slide muscle mass decreases with normal aging. The dark portion in the center of the radiograms is skeletal muscle. The light portion is fat. The total volume of the thigh does not change with normal aging but fat tissue is replacing much of the skeletal muscle mass. In about six percent of the older population the loss of muscle mass is more severe and is referred to as sarcopenia.

In patients with sarcopenia the loss of muscle mass the weakness that accompanies it contributes to falls, bone fractures, costly hospitalization and premature mortality. Sacropenia also occurs in cancer patients with cachexia. Cachexia is responsible for between 20 and 40 percent of cancer deaths. Repleting the diminished muscle mass of cachexic patients is a promising approach for drug therapy. Currently there are few options for treating sarcopenia in either the elderly or in cancer patients and the efficacy and safety of the current treatments is less than desirable.

Androgen receptors are present throughout skeletal muscle tissue and play an important role in maintaining normal muscle mass, a drug targeting these receptors could be a good treatment for sarcopenia. Ligand is actively pursuing this with our SARM program as is Merck in collaboration with GTX.

Turning now to slide 16, Ligand’s lead SARM LGD-4033 as described. This compound has best in class potency and tissue selectivity. It is fully active on the androgen receptors and skeletal muscle and bone in animal models. In the bone LGD-4033 has a bone building action. As bone loss is common in patients with sarcopenia this is a highly desirable effect. The combination of stronger muscles and stronger bones would be expected to reduce bone fractures.

By comparison to its strong effects on muscle and bone in the prostate and sweat glands LGD-4033 has only weak partial activity so the BPH and acne that occur in patients treated with testosterone would not occur in LGD-4033 treated patients making it a safer drug.

Ligand has recently completed a Phase I ascending dose study in healthy men. The full results will be presented in an appropriate scientific forum next year. The top line results are that the compound was well absorbed after oral dosing and display good pharmacokinetics consistent with a once a day dosing.

Adverse events were infrequent in this study, none was serious or dose dependent. And there was no evidence of clustering of adverse events into any particular category. We are planning a Phase I multiple ascending dose trial with LGD-4033 that will begin shortly. Another upcoming event is that we will present the LGD-4033 data from animal studies at the Gerontology Society of America annual meeting in a late breaking session that will be held on November 20 in Atlanta.

Turning now to slide 17 we have a program to discover orally active erythropoietin mimetics that is in the advanced stage of lead optimization. Erythropoietin or EPO is the hormone that regulates the production of new red blood cells. When EPO is lacking or does not work properly in the body anemia results.

Anemia is common in patients with chronic kidney disease, many types of cancer, congestive heart failure or a chronic inflammatory disease. The current treatment is injection of recombinant human EPO protein. An injectable EPO like peptide called hematide is in clinical development.

Ligand is focused on a different approach, discovering molecules that are small, orally absorbed and bind to the EPO receptor at a different site than where EPO binds so they will not interfere with the patient’s own EPO.

The photographs on the right side of the slide show the effect of one of our compounds on haematopoietic stem cells from the bone marrow of a normal human volunteer. The upper most picture shows that in the presence of vehicle the stem cells are visible by erythroid colonies do not develop so no new red blood cells can be produced.

The middle picture shows that when EPO is present at a physiological concentration erythroid colonies are formed. This is the critical intermediate step to forming new red blood cells.

The lower most picture shows that if a Ligand EPO memetic is present erythroid colonies are formed just as if EPO were present. The reddish colors in these colonies is hemoglobin that is already being synthesized in preparation for functioning red blood cells. These data indicate that Ligand’s small molecule drugs can take the place of EPO for stimulating red blood cell formation.

Turning now to slide 18, we will be adding several programs to our pipeline as we acquire Neurogen and Metabasis. Three of these are listed here. From Neurogen, we will be getting a histamine, H3 receptor antagonist program. H3 receptor antagonists have the potential to treat narcolepsy and mild cognitive impairment in the early stage of Alzheimer’s disease.

From Metabasis we will be getting orally absorbed Glucagon receptor antagonists. These compounds have the potential to be a new mode of treatment for type two diabetes by inhibiting the abnormally high rate of glucose production in these patients. We also will be getting liver directed thyroid hormone receptor beta agonists; activating the thyroid hormone receptor beta subtype in the liver will lower LDL cholesterol and LPa in the blood stream by affecting the lipogenic genes expressed in the liver. Elevated LPa is a risk factor for coronary heart disease that is not corrected by current routinely used lipid lowering drugs.

By delivering our drug mostly to the liver, it should be possible to avoid the cardiac effects that occur when too much thyroid hormone reaches the heart. This new drug could be added to current drugs in patients that do not show adequate cholesterol lowering with a statin type drug to achieve better cholesterol lowering.

With that, I’ll give the presentation back to John Higgins.

John Higgins:	Thank you. One final slide and then we’ll open the call up for questions. At the end of our presentation in slide 19, we have a summary of potential near term milestone and events. We have a robust calendar of partner company events. We’re excited about this. These are near term activities that span regulatory news, the announcement of trial data, a potential for product launches, also milestone payments and so on.

Specifically PROMACTA is pending approval in Europe. And we believe in Europe in the next couple of months we could get some updates on that regulatory status for possible approval. Also the Phase III hepatitis trials we believe soon will be fully enrolled. GSK has acknowledge that one of their Phase III hepatitis studies recently completed full enrollment. And we believe the second one could be fully enrolled very soon.

The SARM, our SARM Phase I trial, again, as Martin said the single ascending dose is finished. We’re now shortly advancing to the multi dose so we can finish that next spring. Also, just in about two weeks we will have a scientific presentation at the November gerontology conference. We have a for milestone payments from a couple of different partners for different research events.

As we look at Pfizer we believe there could be a launch of CONBRIZA in Europe. The product was approved. This is the estrogen receptor modulator for osteoporosis that was approved earlier this year. We believe that’s subject to pricing authorization. Pfizer could launch that some time next year. And VIVIANT is the same drug under a different name for the U.S. markets. We believe there could be some regulatory activity with the potential panel review in the next few months as well.

Martin identified we’re making advancements of oral EPO. As we see Pfizer continue to research we may eventually see the nomination of a JAK-3 compound out of the Pfizer program. And obviously we are looking forward to closing the acquisitions of Neurogen— we expect the shareholder meeting to be in mid December — and Metabasis potentially in January.

With that, I’d like to thank everybody for their time and attention. We appreciate your support. And we’ll turn it over to the operator for questions.

Operator:	At this time, I would like to remind everyone in order to ask a question, please press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question comes from the line of (Joe Panguiness) of Merriman.

(Joe Panguiness):	Hi, guys. Thanks for taking the question. John, congratulations on great cash management especially in these time as you alluded to. Quick financial question and then a pipeline question if you don’t mind.

Obviously you know you’re looking at relatively breakeven next year based on your guidance. And when you balance the increasing product royalties and your expense going forward as you increase your programs do you have any sort of color looking forward with regard to sustained profitability as you’re sort of hovering around breakeven right now?

John Higgins:	Yes, (Joe). Thanks for the question. Our outlook right now we feel very good about the business financially. I think the big message clearly is that we have significantly reduced expenses the last year or two. And a lot of this is just getting rid of a lot of administrative overhead, operating costs, et cetera. We’re still funding a robust business. With our focus on earlier stage research, this is not the high cost you know Phase III multi year commitment. So the good news is that we can do quality research. But it’s at the earlier end of the spectrum so the lower cost programs.

We’re finding that the timeline for our research programs is about 12 to 18 months. So in just about a calendar year there’s actually a fair amount of turnover in terms of finishing up projects and then redeploying it for work the following year.

We’re still obviously working through the details for the 2010 budget. Our outlook essentially is that we think revenues could come close to matching expenses. Obviously, we need to close the Metabasis deal and really look at what the first 12 or 18 months of development requirements will be for their main programs. But we feel very good that within our research programming we’ve got a lot of flexibility to still fund a robust business.

Obviously we are not guiding to when we’ll turn cash flow positive or profitable yet. But we think the trends are very compelling and we’re running a tight business financially.

(Joe Panguiness):	Great. And if I could just ask a pipeline related question. Obviously you have a lot of excitement around the SARM program and the oral EPO program. As you’re bringing SARM forward right now since it’s already in the clinic based on our company strategy at what point would you be looking to partner it? And then on top of that with your current partnered programs I know I ask this question all of the time, when do you anticipate visibility from CXCR2 or the P38 compounds? Thanks.

John Higgins:	Right. (Joe), thank you. So yes, the question with partnering for SARM you know the earliest point, frankly would be late next spring. That’s about when we expect Phase I to be finished. We feel very good about the findings from the single ascending dose. And at that time, we’ll have the multi ascending dose data.

As we’ve said, our goal is to actually partner at the earliest inflection point. Our view is that the costs for development are going up, the timelines, the regulatory hurdles, et cetera, that to partner earlier makes sense for small companies partly because we’re also seeing you can still enter some very lucrative deals in terms of potential milestones and royalties.

Having said that Merck and GTX have made very good progress in Phase II studies and we would not rule out a – potentially a phase 2A trial where we could get some additional human efficacy data provided it is an early study with clear biomarkers. We aren’t committing to it yet. We need to finish the Phase I. I have no doubt we’ll have inquiries or interest for the program when we finish the Phase I trial. We’ll just have to make the right call if that’s the best partnering point or if we get a little more human data.

As far as you asked about the Schering-Plough and the BMS programs these are two partnerships we feel very good about having brought them over from Pharmacopeia. They were in Phase II studies when we acquired Pharmacopeia. Our sense is that those studies – there are two or three Phase IIs for each program so a total of five or six studies. Some of those studies we believe have finished. Others are still in the process of finishing. But it really is up to the companies and we’re as interested as investors are to learn when now Merck will announce their data or BMS will announce their data. By our collaborations we aren’t entitled to have you know the inside review. We’ll essentially learn the data once the public markets do.

So we don’t know the exact timelines but we are certainly eager to see if those programs are going to advance and what the timelines are for advancing.

(Joe Panguiness):	That’s fair. Thanks so much, John.

John Higgins:	(Joe), thank you.

Operator:	As a reminder, if you would like to ask a question, please press star then the number one on your telephone keypad. Your next question comes from the line of (Noah Uzal) of Deutsche Bank? Sir, your line is now open.

As a reminder, if you would like ask a question, please press star one on your telephone keypad. There are no further questions at this time. Are there any closing remarks?

John Higgins:	Operator, thank you. Again we appreciate people’s time here on the call. In light of the evolving story now as we’re essentially a year past Pharmacopeia and our announcements around Metabasis we wanted to use some slides to help tell our story.

Again, we’re pleased with the financial progress. As John identified we, I think, had a major achievement in structuring this lease buyout this quarter. We’re pleased with the news flow. When we heard just a couple of days ago that Pfizer is extending the JAK-3 program that elicited a lot of excitement here at the company because we’re pleased with the progress we’ve made there. So really across the board, we feel good about the business. We’re looking forward to finishing up in 2009. And presuming both Neurogen and Metabasis close setting up to run a much broader platform in 2010.

Thank you for your time and interest.

Operator:	This concludes today’s conference call. You may now disconnect.

END